

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Wenhui Xiong
Chairman and Chief Executive Officer
Newborn Acquisition Corp
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

      Re: Newborn Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed December 23, 2020
           File No. 001-39230

Dear Mr. Xiong:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Giovanni Caruso